UNCLE WAITHLEY'S BEVERAGE COMPANY INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Uncle Waithley's Beverage Company Inc.
New York, New York

We have reviewed the accompanying financial statements of Uncle Waithley's Beverage Company Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 26, 2024
Los Angeles, California

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,553	$ 2,614
Accounts Receivable, net	29,792	3,190
Inventory	45,651	9,667
Total current assets	**76,996**	**15,471**
Property and Equipment, net	10,767	7,661
Security Deposit	400	980
Total assets	**$ 88,163**	**$ 24,112**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 51,387	$ 14,071
Shareholder Loan	4,631	22,145
Current Portion of Loans and Notes	31,317	11,344
Loan Payable	194	194
Deferred Revenue	2,583	5,193
Total current liabilities	**90,112**	**52,947**
Promissory Notes and Loans, net	49,173	37,181
Simple Agreement for Future Equity (SAFEs)	54,167	-
Total liabilities	**193,452**	**90,128**
MEMBERS' EQUITY		
Common Stock	104	100
Additional Paid in Capital	300,349	59,900
Accumulated Deficit	(405,742)	(126,016)
Members' Contribution	-	-
Total Stockholders' Equity	**(105,289)**	**(66,016)**
Total Liabilities and Stockholders' Equity	**$ 88,163**	**$ 24,112**

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 142,865	$ 38,824
Cost of Goods Sold	106,343	66,932
Gross profit	36,522	(28,108)
Operating expenses		
General and Administrative	279,336	48,937
Sales and Marketing	34,574	15,229
Total operating expenses	313,910	64,166
Operating Income/(Loss)	(277,388)	(92,274)
Interest Expense	4,434	416
Other Loss/(Income)	(2,096)	(52)
Income/(Loss) before provision for income taxes	(279,726)	(92,638)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (279,726)**	**$ (92,638)**

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Members' Equity	Accumulated Deficit	Total Shareholder Equity
Balance—December 31, 2021	-	$ -	$ -	$ 23,403	$ (33,378)	$ (9,975)
Members' Contribution	-	-	-	36,597	-	36,597
Conversion from LLC into Corporation	1,000,000	100	59,900	(60,000)	-	-
Net income/(loss)	-	-	-	-	(92,638)	(92,638)
Balance—December 31, 2022	**1,000,000**	**$ 100**	**$ 59,900**	**$ -**	**$ (126,016)**	**$ (66,016)**
Issuance of Common Stock	41,542	4	240,449	-		240,453
Net income/(loss)					(279,726)	(279,726)
Balance—December 31, 2023	**1,041,542**	**$ 104**	**$ 300,349**	**$ -**	**$ (405,742)**	**$ (105,289)**

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(279,726)	$	(92,638)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		2,786		1,154
Fair value in excess of stated value of derivative instrument		4,167		-
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(26,602)		(3,190)
Inventory		(35,984)		(9,667)
Accounts Payable		37,316		6,091
Credit Cards		-		(24)
Deferred Revenue		(2,610)		5,193
Security Deposit		580		(980)
Net cash provided/(used) by operating activities		**(300,073)**		**(94,060)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(5,892)		(5,771)
Net cash provided/(used) in investing activities		**(5,892)**		**(5,771)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		240,453		36,597
Borrowing on Shareholder Loans		(17,514)		17,142
Borrowing on Promissory Notes and Loans		42,144		48,525
Repayment of Loan and Notes		(10,179)		-
Proceeds from Issuance of Simple Agreement for Future Equity (SAFEs)		50,000		-
Borrowing on Loan		-		176
Net cash provided/(used) by financing activities		**304,904**		**102,440**
Change in Cash and Cash Equivalents		(1,061)		2,609
Cash—Beginning of the Year		2,614		5
Cash—End of the Year	**$**	**1,553**	**$**	**2,614**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	4,434	$	416

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Uncle Waithley's Beverage Company Inc. was formed on September 25, 2020, in the state of Delaware. On November 4, 2022, the company was converted from Delaware LLC into a Delaware Corporation. The financial statements of Uncle Waithley's Beverage Company Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Uncle Waithley's Beverage Company was founded in 2020 with a mission to bring all-natural, expertly crafted Caribbean inspired beverages. We were founded by Karl Franz Williams, a nationally recognized mixologist and bar owner. Uncle Waithley's Vincy Brew – an all-natural fresh ingredient ginger beer enhanced with turmeric, lime, mineral water and our most unique ingredient, Scotch Bonnet Pepper. We use a vintage fermentation and brewing process that is unique in the industry and makes our ginger beer unlike any other.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Uncle Waithley's Beverage Company Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $34,574 and $15,229, which is included in sales and marketing expenses.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its crafted beverage.

Cost of sales

Costs of goods sold include the cost of supplies, materials, printing costs, and packaging.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2024, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished goods	45,651	9,667
Total Inventory	**$ 45,651**	**$ 9,667**

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Equipment	$ 15,468	$ 9,576
Property and Equipment, at Cost	**15,468**	**9,576**
Accumulated depreciation	(4,701)	(1,915)
Property and Equipment, Net	**$ 10,767**	**$ 7,661**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 amounted to $2,786 and $1,154, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 1,041,542 and 1,000,000 shares of Common Stock were issued and outstanding, respectively.

6. RELATED PARTY

In 2021, the Company borrowed money from the founder and CEO, Karl Franz Williams, in the amount of $22,144. The loan bears no interest rate and has no set maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance is $4,631 and $22,144, respectively.

In 2023, the company sold ginger beer worth $3,431 and $4,480 to 67 Orange Street, a LLC and Anchor SPA, LLC, the related parties through common ownership.

7. DEBT

Owner Loans

During the past period, the Company borrowed money from the founder and CEO, Karl Franz Williams. The details of the loans from the owners are as follows:

				December 31, 2023			December 31, 2023		
Owner	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Karl Franz Williams	$ 22,145	0.00%	No set maturity	4,631	-	$ 4,631	$ 22,145	$ -	22,145
Total				$ 4,631	$ -	$ 4,631	$ 22,145	$ -	$ 22,145

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					December 31, 2023			December 31, 2022		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Secured Promissory Note- Harlem Entrepreneurial Fund	$ 15,000	1.00%	11/30/2022	10/30/2027	$ 3,077	$ 8,982	$ 12,059	$ 3,077	$ 11,435	$ 14,512
Secured Promissory Note- Harlem Entrepreneurial Fund	$ 35,000	6.75%	11/30/2022	10/30/2027	$ 8,267	$ 20,637	$ 28,904	$ 8,267	$ 25,746	$ 34,013
CAMBA Economic Development Corporation-Promissory Note	$ 30,900	10.25%	1/26/2023	2/1/2028	$ 7,924	$ 20,359	$ 28,283	$ -	$ -	$ -
Loan Payable from a certain individual - No Agreement in Place	$ 12,049	0.00%	Fiscal year 2023	Not set maturity	$ 12,049	$ -	$ 12,049	$ -	$ -	$ -
Total					**$ 31,317**	**$ 49,978**	**$ 81,295**	**$ 11,344**	**$ 37,181**	**$ 48,525**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	31,317
2025	19,268
2026	19,268
2027	11,442
Thereafter	-
Total	**$ 81,295**

Loan Payable

During 2021, the Company received a loan from Monica Freeman-Greene. The details of the loan and the terms are as follows:

				For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Monica Freeman-Greene	$ 194	0.00%	Not set	$ 194	$ -	$ 194	$ 194	$ -	$ 194
Total				**$ 194**	**$ -**	**$ 194**	**$ 194**	**$ -**	**$ 194**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	**Principal Amount**	**Borrowing Period**	**Valuation Cap**	**2023**	**2022**
Safes 2023	$ 65,000	Fiscal Year 2023	$ 10,000,000	$ 50,000	$ -
Fair value in excess of stated value of derivative instrument				4,167	
				$ 54,167	**$ -**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Investment Amount divided by the Safe Price; provided, however, that the number of shares of Safe Preferred Stock shall not exceed (x) the Investment Amount divided by (y) the Floor Price ($4,000,000). If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Investment Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Investment Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this safe is intended to operate like standard non-participating Preferred Stock. Accordingly, the Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory; (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(76,925)	$	(25,475)
Valuation Allowance		76,925		25,475
Net Provision for income tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(102,400)	$	(25,475)
Valuation Allowance		102,400		25,475
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $372,362, and the Company had state net operating loss ("NOL") carryforwards of approximately $372,362. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 26, 2024, which is the date the financial statements were available to be issued.

In 2024, the company entered into two Simple Agreements for Future Equity (SAFE) with a combined value of $125,000. The valuation cap for these agreements is set at $10,000,000.

In 2024, the company received a second deposit of $15,000 from a Simple Agreement for Future Equity (SAFE) issued in 2023, which has a face value of $65,000. The first deposit from this agreement was $50,000, received in 2023.

On April 9, 2024, the Company defined a 2024 Stock option and grant plan and reserved 183,802 shares of Common Stock for this plan.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $277,388, an operating cash flow loss of $300,878, and liquid assets in cash of $1,553, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.